Exhibit 4.7

Innocoll AG – Stock Option Plan

Section 1
Preliminary Remarks

1.	The management board of Innocoll AG, registered with the commercial register of the local court of Regensburg under HRB 14298 (the “Company”), has decided, with the consent of the supervisory board, to introduce a stock option plan for members of the management board and employees of the Company and its subsidiaries (the “Stock Option Plan”) in order for the management and employees to participate in the Company’s success.
2.	For this purpose, the general meeting of the Company has resolved on 4 December 2014 to create a Contingent Capital I in the amount of EUR 150.920. The amendment of the articles of association has been registered with the commercial register on 9 January 2015.
3.	The Company has listed its American Depositary Shares (“ADS(s)”) representing its ordinary shares on the NASDAQ Global Market. Each ADS represents an ownership interest in 1/13.25 ordinary shares of the Company which are deposited with Citibank N.A. and held by Citigroup Global Markets AG as custodian. It is intended that the Grantees shall have the right to exchange ordinary shares in the Company received under the Stock Option Plan into ADSs.

Section 2
Defined Terms

In this Stock Option Plan defined terms shall have the meaning ascribed to them in the relevant section or in this Section 2.1 or in the articles of association of the Company. The following terms are defined:

1.	“Acceptance declaration” shall have the meaning as described in Section 10.1.
2.	“ADS” shall have the meaning as described in Section 1.3.
3.	“AktG” shall mean the German Stock Corporation Act as in effect from time to time.
4.	“Affiliate” means any entity, whether now or hereafter existing, which controls, is controlled by, or is under common control with, the Company (including, but not limited to, joint ventures, limited liability companies, and partnerships). For this purpose, “control” shall mean ownership of 50% or more of the total combined voting power or value of all classes of stock or interests of the entity, or the power to direct the management and policies of the entity, by contract or otherwise.
5.	“Articles” shall mean the articles of Innocoll AG.
6.	“Bad Leaver” shall mean any Grantee whose Termination of Affiliation with the Company is a Bad Leaver Event.
7.	“Bad Leaver Event” shall mean a Termination of Affiliation for Cause initiated by the Company.
8.	“Bank Business Days” shall be such days on which banks are open for business in Frankfurt am Main, Germany.
9.	“Cause” means:
a)	the commission of any act by a Grantee constituting financial dishonesty against the Company or any of its Affiliates, which could be chargeable as a crime under applicable law;
b)	an act of dishonesty, fraud, intentional misrepresentation, moral turpitude, illegality or harassment which, as determined in good faith by the Board, would: (i) materially adversely affect the business or the reputation of the Company or any of its Affiliates with their respective current or prospective customers, suppliers, lenders and/or other third parties with whom such entity does or might do business; or (ii) expose the Company or any of its Affiliates to a risk of civil or criminal legal damages, liabilities or penalties;
c)	in the case of employees, the repeated failure to follow the directives of the management board or the chief executive officer of the Company or any of its Affiliates,
d)	any material misconduct in violation of the Company’s or an Affiliate’s policies, or
e)	willful and deliberate non-performance of the Grantee’s duties in connection with the business affairs of the Company or its Affiliates.
10.	“Change of Control” means the direct or indirect acquisition of more than 50% of the ordinary shares in the Company entitled to vote by a company or person who is not an Affiliate of the Company.

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11.	“Code” means the United States Internal Revenue Code of 1986 (and any successor Internal Revenue Code), as amended from time to time. References to a particular section of the Code include references to regulations and rulings thereunder and to successor provisions.
11.	“Company” has the meaning set forth in Section 1.1
12.	“Disability” means a permanent and total disability within the meaning of Section 22(e)(3) of the Code.
13.	“Exercise Period” has the meaning set forth in Section 7.
14.	“Exercise Price” has the meaning set forth in Section 9.
15.	“Final Value ADS” has the meaning set forth in Section 8.
16.	“Final Value MSCI World Index” has the meaning set forth in Section 8.
17.	“Grantee” has the meaning set forth in Section 3.
18.	“Grant Date” has the meaning set forth in Section 4.3.
19.	“Offer Letter” has the meaning set forth in Section 4.3.
20.	“Option Right” has the meaning set forth in Section 4.2.
21.	“Starting Value” has the meaning set forth in Section 8.
22.	“Stock Option Plan” has the meaning set forth in Section 1.1.
23.	“Parties” has the meaning set forth in Section 17.
24.	“Tax-Related Items” has the meaning set forth in Section 16.
25.	“Term” has the meaning set forth in Section 5.
26.	“Termination of Affiliation” occurs on the first day on which an individual is for any reason no longer providing services to the Company or an Affiliate in the capacity of an employee or member of the management board, including by reason of any transaction that causes each Affiliate for whom the individual performs services to cease to be an Affiliate of the Company.
30.	“Waiting Period” has the meaning set forth in Section 6.
31.	“Trading Day” shall mean such day on which the Nasdaq Global Market (“Nasdaq”) or such other stock exchange where the Company’s shares or ADSs are listed, as applicable, are open for trading

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Section 3
Persons entitled to participate

Members of the management board and employees of the Company and its subsidiaries (in each case as of the Grant Date) (“Grantees”) are entitled to participate in the Stock Option Plan.

Section 4
Granting of stock options

1.	The Company will offer a total amount of up to 150.920 option rights to acquire ordinary shares under the Stock Option Plan.
2.	Grantees who are entitled to participate pursuant to Section 3 shall have the right, subject to the following provisions, to acquire ordinary shares for the Exercise Price pursuant to Sec. 9 from the Company (“Option Right”) and to exchange such ordinary shares into ADSs. Grantees shall receive one ordinary share, to be exchanged into 13,25 ADS per Option Right. To avoid fractional shares and ADSs, the number of Option Rights granted and Option Rights exercised at any time must always be divisible by four.
3.	Option Rights may be granted at any time during the year to new management board members and (direct and indirect) employees. Options for existing employees shall be granted each year, during the month of December or during the first quarter of the following year. Option rights shall be deemed to be granted as of the last trading day on NASDAQ prior to the grant (the “Grant Date”).
4.	Option Rights shall be granted by individual agreement between the Grantee and the Company in the form of a written offer to the Grantee (the “Offer Letter”), specifying the number of Option Rights offered, the Exercise Price, the Grant Date, and the Waiting Period, all as defined hereinafter. The offer shall be accepted by the Grantee countersigning the Offer Letter and sending a countersigned original to the Company within the period specified in the Offer Letter.
5.	Any granting of Option Rights shall be subject to the recommendation/approval of the compensation committee within the Company’s supervisory board. Subject to such recommendation/approval the management board shall determine the number of Option Rights granted to employees and execute the respective Offer Letters. The supervisory board shall determine the number of Option Rights granted to each member of the management board, and the chairman of the supervisory board shall execute the Offer Letters to members of the management

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board. The allocations shall be made at the management and supervisory board’s reasonable discretion, taking into account the principle of equal treatment.
6.	Option Rights are granted without consideration.
7.	Option Rights are granted subject to the condition precedent that the resolution of the general meeting on 4 December 2014 regarding the creation of contingent capital and approving the terms of the Stock Option Plan, and the related amendment of the articles of association are registered with the commercial register. Option Rights shall be null and void if the resolution of the general meeting dated 4 December 2014 is declared invalid by a final and non-appealable court decision pursuant to Sec. 241 et seq. of the German Stock Corporation Act (AktG).
8.	The Company and each Grantee agree to use commercially reasonable efforts to perform all such acts and to execute any documents and instruments as are required or reasonably requested by the Company and/or the depositary or the custodian to provide for the exchange of the Grantee's ordinary shares received upon exercise of such Grantee's Option Rights into ADSs.

Section 5
Term

1.	Option Rights may be exercised within 10 years of the Grant Date (the “Term”).
2.	Option Rights which have not been exercised within the Term expire.
3.	This Stock Option Plan shall be valid until such time as it is replaced or amended.

Section 6
Waiting Period

Option Rights cannot be exercised within four years of the Grant Date (“Waiting Period”). After the Waiting Period, Option Rights may be exercised within any Exercise Period within the Term.

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Section 7
Exercise Period

1.	Option Rights may be exercised at any time during the year, unless there is a Blocking Period as set out in para. 2 (“Exercise Period”). During a Blocking Period, Option Rights must not be exercised. To the extent an Exercise Period coincides with a Blocking Period, the Exercise Period shall be shortened.
2.	Blocking periods (“Blocking Periods”) shall be
(i)	the period from the end of the seventh Trading Day before, up to the third Trading Day after, the company’s general meeting;

(ii)	the period between the first Trading Day on which the company has published an offer to acquire new shares, bonds or option rights, up to the end of the last day of the subscription period for such offer; and

(iii)	the period beginning at the opening of trading on the first Trading Day that is two weeks prior to the end of each quarter and ending at the close of trading on the second Trading Day after the publication of the quarterly reports of the Company.

Section 8
Conditions for Exercise

1.	Option Rights must only be exercised if during the period between the end of the Grant Date of the Option Right and the first day of the relevant Exercise Period the price of the Company’s ADS on NASDAQ has risen by a higher percentage than the performance of the MSCI World Index has increased during the same period.
2.	The relevant factors for the comparison of the development of both (i) the price of the Company’s ADS on NASDAQ and (ii) the MSCI World Index is the difference (percentage) between both during the period, starting with the end of the Grant Date (“Starting Value”) until the Final Value ADS and until the Final Value MSCI World Index as set out hereinafter. The Final Value of the Company’s ADS is the arithmetic average of the price of the Company’s ADS on NASDAQ during the 20 trading days on NASDAQ, preceding the first day of the relevant Exercise Period

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(“Final Value ADS”). The Final Value of the MSCI World Index is its arithmetic average during the 20 trading days preceding the first day of the relevant Exercise Period (“Final Value MSCI World Index”).

Section 9
Exercise Price

1.	Upon exercising the Option Right, the Grantee has to pay the Exercise Price to the Company without delay (unverzüglich).
2.	The exercise price per Option Right shall, at the Company’s discretion either be (i) 13,25 times the average closing price of the Company’s ADS on NASDAQ Global Market on the last 10 trading days immediately preceding the Grant Date or (ii) 13,25 times the price of the Company’s ADS on NASDAQ Global Market on the Grant Date (the “Exercise Price”), multiplied by the number of Option Rights exercised. The Exercise Price must not be lower than one Euro.

Section 10
Exercise of Option Rights

1.	The Option Right shall be exercised by a written declaration (“Acceptance Declaration”) pursuant to section 198 Stock Corporation Act in duplicate to the Company. The Acceptance Declaration must substantially be in the form attached hereto as Annex 10.1, and also contain the number of Option Rights exercised, and the details of the Grantee’s deposit account(s) into which the ordinary shares and, subsequently, the ADSs shall be booked.
2.	The exercise of the Option Rights will be effective upon receipt of the Acceptance Declaration by the Company, which must occur within an Exercise Period.
3.	Upon receipt of the Acceptance Declaration, the Company has to deliver the number of ordinary shares corresponding to the exercised Option Rights simultaneously (Zug-um-Zug) with payment of the Exercise Price, within ten Bank Business Days after the Exercise Period has lapsed and the Company has received the Exercise Price.
4.	The Company shall deliver the ordinary shares using contingent capital, but may alternatively also use own ordinary shares it has repurchased.
5.	Ordinary shares delivered in fulfilment of the Option Rights shall confer the right to

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receive dividends for the business year in which they have been issued. Until the exercise of the Option Right, the holder of the Option Right shall not be entitled to dividends or other distributions of the ordinary share or ADSs.
6.	Upon acceptance of the Option Rights, the employee, who is entitled to participate, acknowledges that he/she is an employee of the Company who may obtain insider knowledge. He/she knows that the sale of shares or ADSs (acquired by exercising the Option Rights or otherwise) using insider knowledge may be punishable by law and he/she shall be obliged not to use insider knowledge while selling his/her ordinary shares or ADSs.

Section 11
Expiration of Option Rights

1.	In case of a Termination of Affiliation not constituting a Bad Leaver event and occurring within 180 days after a Change of Control, the Grantee shall have the right to exercise all Option Rights for which the Waiting Period has expired at the time that the Termination of Affiliation becomes effective within the first 12 months following the Termination of Affiliation. Any Option Rights for which the Waiting Period has not lapsed at the time of the Termination of Affiliation can be exercised within the first 12 months after the Waiting Period has lapsed. Any Option Rights not exercised within such 12 month period shall expire.
2.	In the event of a Termination of Affiliation not constituting a Bad Leaver event and occurring within 180 days before a Change of Control, the Grantee shall be deemed to have retained his or her Option Rights, and Sec. 11, para. 1 shall apply mutatis mutandis, whereby the date of the Change of Control shall be deemed to be the date of the Termination of Affiliation.
3.	In case of any Termination of Affiliation not (i) occurring within 180 days before or after a Change of Control, or (ii) constituting a Bad Leaver Event, the Grantee shall retain such percentage of his or her options equal to (the number of months of service by the Grantee from the Grant Date to the Termination of Affiliation) ./. 36 so that those options vest pro rata over a period of 3 years, beginning with the Grant Date. All other Option Rights granted to the Grantee shall expire without any compensation at the time that the Termination of Affiliation becomes effective. The Grantee shall have the right to exercise any retained Option Rights for which the Waiting Period has expired at the time that the Termination of Affiliation becomes effective within the first 12 months following the Termination of Affiliation. Any

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retained Option Rights for which the Waiting Period has not lapsed at the time of the Termination of Affiliation can be exercised within the first 12 months after the Waiting Period has lapsed. Any retained Option Rights not exercised within such 12 month period shall expire.
4.	In case of a Bad Leaver Event, any Option Rights granted to a Bad Leaver shall expire without any compensation at the time that the Termination of Affiliation becomes effective.
5.	Subject to German law, the management board or, in case of options granted to management board members, the supervisory board, may, subject to the recommendation/approval of the compensation committee within the supervisory board, enter into individual agreements with certain Grantees which deviate from the stipulations set out in this section 11.

Section 12
Amendment of Option Rights

1.	In case of a merger of the Company with another company (Verschmelzung), a conversion of the stock corporation (Formwechsel), a capital increase from the company’s reserves (bonus share) or equivalent measures, the contents of this offer shall remain unchanged. The Option Rights shall continue in any entity which is the Company’s legal successor (Gesamtrechtsnachfolger) as a consequence of any merger, acquisition or conversion, and the terms of the Option Rights shall be amended, if necessary, to preserve the market value of the Option Rights as of the time of the merger, acquisition or conversion. If, in the case of a merger or acquisition, the acquiring or merged company is legally entitled to and resolves to terminate any outstanding Option Rights, the holders of any such Option Rights shall be entitled to receive a cash payment equal to the market value of the Option Rights as of the date of such termination, such market value to be determined by the Compensation Committee of the supervisory board acting in its sole discretion. In case of a stock split or stock consolidation without change of the aggregate share capital and in case of a cancellation of shares (Einziehung) the number of ordinary shares to be issued in exchange for one option right shall be increased or reduced accordingly, as the case may be.

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2.	Any fractions of ordinary shares or ADSs shall not be delivered or compensated. However, if several Option Rights are exercised by the same Grantee, fractions of ordinary shares or ADSs shall be added up, subject, in the case of the ADSs to the provisions of the deposit agreement.

Section 13
Transfer of Option Rights

Option Rights are not transferable, except by inheritance upon the death of a Grantee. Any disposal, pledge, granting of beneficial interest or any other measure which is economically equivalent to the disposal of Option Rights shall not be permitted and shall lead to the immediate expiration without any compensation of the respective Option Rights.

Section 14
Cash Payments

The Company reserves the right to make a cash payment upon exercise of the Option Rights instead of delivering ordinary shares. Such cash payment shall be equivalent to the closing price of the Company’s ADSs on NASDAQ Global Market on the day that the Option Rights are exercised, multiplied by 13,25, multiplied by the number of of ordinary shares for which Option Rights are exercised. This payment will be set off against the Exercise Price to be paid by the Grantee.

Section 15
Voluntariness

Option Rights are granted voluntarily by the Company and do not confer any rights to receive further Option Rights. Notwithstanding the number and repetition of allocations of Option Rights by the Company and its exercise, no commercial practice (betriebliche Übung) shall be established by the allocation and exercise of Option Rights. This shall also apply if Option Rights are granted in several following years.

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Section 16
Tax

The granting, release, assignment and exercise of option rights may cause a taxable monetary benefit on behalf of the Grantees.

With respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related items related to a Grantee’s receipt of Option Rights or shares hereunder and legally applicable to the Grantee (“Tax-Related Items”), the Grantee acknowledges that the ultimate liability for all Tax-Related Items is and remains with the Grantee. The Company shall pay the occurring income tax, including church tax, solidarity tax and social security contributions as well as other social taxes pursuant to the applicable legal provisions. In this regard, the Company is entitled (by one or a combination of the following):

(i)	to withhold from the Grantee’s salary or other cash compensation paid to the Grantee by the Company pursuant to the applicable legal provisions,

(ii)	to withhold from proceeds of a sale of new ordinary shares acquired upon settlement of this Agreement (such sale being implemented by the Company on the Grantee’s behalf) either through a voluntary sale or through a mandatory sale arranged by the Company, or

(iii)	to withhold the relevant number of new ordinary shares to be issued upon settlement of this plan in order to issue such new ordinary shares to any other Grantee or third party and to satisfy the Tax-Related Items by the respective proceeds therefrom.

Section 17
Declarations

Unless otherwise agreed herein, all notices, legal remedies or claims required or given hereunder between the Company and the Grantees (together the “Parties”), are sent to the Parties by registered mail to the address last notified to the other Party.

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Section 18
Costs

Any costs and fees related to the administration and exercise of the Option Rights, including any fees for the Grantee’s deposit account, have to be borne by the Grantee.

Section 19
Amendments and Severability

1.	Changes or additions to this Stock Option Plan must be made in writing to become effective unless the notarisation or another specific form is prescribed by law. This applies accordingly to the amendment of the written form clause.
2.	If a provision of this Stock Option Plan should be completely or partly invalid or impracticable, or if this Stock Option Plan should contain omissions, then the validity of the remaining provisions shall not be affected hereby. In place of the invalid or impracticable provision, a reasonable stipulation shall apply which, if legally permitted, most closely approximates the intention of the Shareholders in terms of the spirit and purpose of this Stock Option Plan.

Section 20
Miscellaneous

1.	This Stock Option Plan is governed by German law. In case of disputes of the Parties resulting out of or in connection with this Stock Option Plan, to the extent to which a specification about the place of jurisdiction is permissible, lies exclusively within the competence of the respective local responsible court at the relevant registered office of the Company.
2.	Option Rights shall be special incentives awarded to the Grantee and shall not be taken into account in computing the amount of salary or compensation of the Grantee for purposes of determining any pension, retirement, death or other benefit under (a) any pension, retirement, profit-sharing, bonus, insurance or other employee benefit plan of the Company or any Affiliate, except as such plan shall otherwise expressly provide, or (b) any agreement between (i) the Company or any Affiliate and (ii) the Grantee, except as such agreement shall otherwise expressly provide.
3.	Nothing in this Stock Option Plan shall interfere with or limit in any way the right of the Company or any Affiliate to terminate the Grantee’s employment or service

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contract at any time, nor confer upon the Grantee the right to continue in the employ of or as an officer of the Company or any Affiliate.
4.	Headings in this Stock Option Plan are inserted merely for the purposes of ease of reference and shall have no effect on the content or the interpretation of the provisions.

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